UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 19 February 2016

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

429 M

Board of Directors

Mr John O’Connor

Chairman

Non-Executive Director

Mr Bryce Carmine

Deputy Chairman

Non-Executive Director

Dr James Garner

Chief Executive Officer

Executive Director

Mr Ian Phillips MNZM

Non-Executive Director

Mr Iain Ross

Non-Executive Director

Mr Steve Coffey

Non-Executive Director

Prof Peter Gunning

Non-Executive Director

ASX RELEASE

19 February 2016

NOVOGEN PATENT COVERING CANTRIXIL AND TRILEXIUM HAS

PROCEEDED TO GRANT

•    Cornerstone patent covering Cantrixil and Trilexium granted in Australia

•    Patent provides composition of matter, method of manufacture, and method of use protection out to 2035

•    Cornerstone patent covering Anisina accepted in Australia and moves into standard three-month opposition period

Sydney, 19 February 2016 – US-Australian drug discovery company, Novogen Limited (ASX:NRT; NASDAQ:NVGN) today announced that a patent for the superbenzopyran (SBP) family, covering the lead candidates Cantrixil and Trilexium, has been granted in Australia. This patent provides full protection of Novogen’s intellectual property (IP) for the SBP family until 2035.

In addition, the key patent application covering the first lead anti-tropomyosin (ATM) compound, Anisina, has been examined and accepted by the Australian Patent Office. The application has now entered the standard three-month opposition window prior to being granted.

According to Novogen North America CEO, Dr Andrew Heaton, these milestones help validate the Company’s discovery platforms and represent critical milestones in IP protection.

“The SBP patent covers a wide range of new chemical entities, including Cantrixil and Trilexium. Critically, the patent covers composition of matter, a new abridged method of manufacture, and treatment for a wide variety of cancer types,” Dr Heaton said.

“Our key SBP assets are now fully covered in Australia. Furthermore, passing scrutiny in Australia will aid the ongoing global roll-out of this patent.”

“The availability of the Global Patent Prosecution Highway will permit accelerated examination in overseas jurisdictions, based on acceptance of an Australian application. This provides an opportunity to expedite examination and subsequent patent grant of SBP and ATM applications in a number of key overseas jurisdictions, such as the United States, Japan and Korea,” he said.

“The API for the lead SBP, Cantrixil, has completed large-scale GMP manufacture and production of sterile drug product for clinical studies is well underway. Cantrixil has completed the necessary GLP toxicology assessments for a first-in-human study, with final reports now being collated for inclusion in our clinical trials application package,” Dr Heaton concluded.

The ATM Program Director, Dr Justine Stehn, commented, “Our lead ATM, Anisina, is covered in this first ATM patent application. The application has been examined by the Australian Patent Office and formally accepted. It has now entered the standard three-month period for opposition. Novogen is committed to building a robust suite of patents around the ATM technology.”

[ENDS]

About the Cantrixil (TRXE-002-1) drug candidate

Cantrixil is a cyclodextrin-based formulation of the active ingredient, TRXE-002-1, which has shown in vitro and in vivo anti-cancer activity in a range of tumor types. The Company anticipates that, if approved, the drug product would be used as an intra-peritoneal chemotherapy, either alone or in combination with other agents, and in one or more cancers of the abdominal cavity (e.g. ovarian, uterine, colorectal and gastric carcinomas). A first-in-human clinical study is planned to commence in the second half of 2016.

About the Trilexium (TRXE-009) drug candidate

Trilexium (TRXE-009) is the Company’s second SBP drug candidate. It has shown evidence of potent anti-cancer activity across a wide range of tumor types, and additional preclinical work is underway to further characterize the drug’s activity and to identify potential indication(s) for clinical development.

About the Anisina (ATM-3507) drug candidate

Anisina (ATM-3507) is the first drug candidate in the Company’s anti-tropomyosin (ATM) program. Based on initial research at the University of New South Wales (UNSW), the ATM family have been developed through a rational drug design program to target the Tpm3.1 protein, a critical structural component of cancer cells. Anisina has been shown to be effective in vitro and in vivo against a broad range of cancer types, including neuroblastoma and prostate cancer. The drug is currently undergoing IND-enabling toxicology studies in preparation for the initiation of clinical trials.

About Novogen Limited

Novogen is an oncology-focused, Australian-US drug development company, traded on both the Australian Securities Exchange (NRT) and on NASDAQ (NVGN). Novogen has two proprietary drug discovery platforms, the superbenzopyrans (SBPs) and the anti-tropomyosins (ATMs), which have provided first-in-class agents with potential application across a range of oncology indications. The Company has three lead molecules Cantrixil, Anisina, and Trilexium, which are in advanced preclinical development for various cancer types, with the most advanced molecule, Cantrixil, slated to enter clinical trials in the second half of 2016. For more information, please visit www.novogen.com.

Media Enquiries:

Kym Robins

Marketing and Communications Director, Novogen Group

E: kym.robins@novogen.com / +61 (0) 2 9472 4109

Forward Looking Statement

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “appear,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “should,” “would,” “may,” “target,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to Cantrixil, Anisina, Trilexium, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, Cantrixil, Anisina, Trilexium, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, Cantrixil, Anisina, Trilexium, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to Cantrixil, Anisina, Trilexium, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.